Form 10-K, Exhibit 13
period 1998-01-31
HOMEBASE INC
filed 1998-04-09
CIK 850316

HomeBase, Inc.
                               1997 Annual Report
                          Title: Building Relationships

Inside Front Cover

         HomeBase is one of the leading home improvement chains in the western United States. Since the first HomeBase store opened in California in October 1983, the company has grown to 83 warehouse stores in 10 western states. Averaging over 100,000 square feet, each HomeBase store offers a full assortment of quality home improvement and building supply products, plus an expansive nursery and garden center. "The Base," as it has become known, distinguishes itself from other "big box" home improvement stores in three important ways:
HomeBase services do-it-yourselfers and professional contractors by providing everyday low prices; our stores maintain an extensive merchandise selection that includes thousands of name brand and private label items; and our highly trained staff provides exceptional and timely customer service.

Spot Photos
Team Members        Customers        Vendors        Stockholders

         Building relationships is what HomeBase is all about. It starts with our team members, the people who staff our stores everyday. Specially skilled tradespeople and support team members undergo constant training programs to better serve our customers, who range from the first time do-it-yourselfer to the seasoned contractor. HomeBase depends on strong relationships with vendors to maximize our product selection and maintain competitive pricing. Together, these relationships form HomeBase - a company focused on positive growth and committed to building long-term value for our stockholders.

Financial Highlights

         On July 10, 1997, stockholders approved Waban Inc.'s spin-off of the BJ's Wholesale Club division, along with the corporate name change from Waban Inc. to HomeBase, Inc. The BJ's spin-off transaction was effected as a tax-free distribution in the form of a special dividend to Waban's stockholders, on a one-for-one basis, of all of the outstanding shares of common stock of BJ's Wholesale Club, Inc. on July 28, 1997. HomeBase, Inc. has traded on the New York Stock Exchange since July 29, 1997 under the symbol "HBI".

                                Fiscal Year Ended
Income Statement Data
($000, except per share data)                 Jan-98                  Jan-97                  Jan-96
                                            (53 weeks)
Net sales                                   $1,477,442               $1,452,696             $1,448,776
Operating income                                 4,008 (a)               37,858                 48,661
Income (loss) from continuing
   operations before extraordinary loss(b)        (683)(a)               16,347                 24,485
Net income                                      11,229 (a)               76,660                 72,977
Basic earnings per share                         $0.31                    $2.33                  $2.21
Diluted earnings per share                       $0.31                    $2.31                  $2.20



Selected Pro Forma Financial Data(c)
($000, except per share data)
Net sales                                   $1,477,442               $1,452,696             $1,448,776
Operating income                                 5,318 (a)               39,324                 50,262
Income from continuing operations
   before extraordinary loss(b)                  1,495 (a)               21,392                 27,977
Diluted earnings per share-
   continuing operations                         $0.04                    $0.56                  $0.74

Warehouse Locations and Other Data

Number of stores at year end                        83                       84                     79
Number of stores leased                             65                       66                     65
Number of stores owned                              18                       18                     14
Proportion of stores in new format
   (new or remodeled)                               72%                      61%                    37%
Depreciation and amortization ($000)            25,409                   23,620                 20,118
Capital expenditures ($000)                     26,431                   48,393                 73,300
Comparable store sales (%)                        (1.7)%                   (5.2)%                 (5.0)%

(a)Includes a charge of $27.0 million ($16.3 million net of tax) for store closures and other charges.

(b)Income (loss) from continuing operations for the fiscal year ended January 1998 is not comparable to the prior years' results due to differences in corporate overhead following the spin-off of BJ's Wholesale Club, Inc. on July 28, 1997, the conversion of the company's prior convertible subordinated debt to common stock and the refinancing of $112 million of other corporate debt.

(c)The pro forma amounts reflect management's good faith estimate of operating performance had HomeBase been a stand-alone company prior to the spin-off of BJ's Wholesale Club, Inc. and reflect reductions in administrative expenses and interest costs. The number of shares used in the calculation of pro forma diluted earnings per share -D continuing operations is 37.9 million for all the years shown.

Page 1 side Bar

The HomeBase Design Center

         To fully leverage the rapidly expanding demand for do-it-yourself remodel products, particularly among female customers, HomeBase developed its innovative Design Center. Today, HomeBase stores feature a centralized full-service Design Center complete with fashionable products, computer-based design imaging, design consultants, and delivery and installation services. The improved store layout enhances our customers' shopping experience and increases add-on sales opportunities.

Page 2&3

To Our Stockholders

         HomeBase had an eventful year in 1997. We started the year as a division of Waban Inc. and ended it as an independent publicly traded company. In July, Waban spun off its BJ's Wholesale Club division and changed its name to HomeBase, Inc. The company has since been trading on the New York Stock Exchange under the symbol "HBI".

         HomeBase also made a significant change to its corporate growth strategy. Once we saw improving real estate prices in Southern California, our largest market, we accelerated our store remodeling program, which gives us a competitive edge by improving our product presentation, selection and shopping convenience. Historically, remodeled HomeBase stores have achieved average first-year sales trend improvements of 10% and a 100 basis point improvement in selling margins. Most of the 17 stores remaining to be remodeled are in Southern California. By the end of April 1998, nearly every store in our chain will be converted to the new remodeled format. This gives us a new opportunity to build brand awareness by focusing advertising on the strengths of the remodeled format, including the improved ambiance and customer-friendly layout of our stores.

         Once the remodels are completed, our focus will shift to the expansion phase of our corporate strategy. Our current plan is to increase the number of new store openings from two stores in both 1997 and 1998 to eight to 10 stores per year beginning in 1999.

Financial Results

         For fiscal 1997, which includes the 53-week period ended January 31, 1998, sales totaled $1.48 billion, compared with $1.45 billion for the prior year's 52-week fiscal year. Comparable store sales were down 1.7% versus the prior year. During the year we closed three stores and opened new stores in Henderson, Nevada and Brea, California.

         Our net income for fiscal 1997 of $11.2 million, or $0.31 per diluted share, included six months of discontinued operations of BJ's Wholesale Club and non-recurring expenses related to the July 1997 spin-off transaction, which are not related to the ongoing operations of HomeBase, Inc. Net income is not directly comparable to the prior year's results due to the differences in corporate overhead following the spin-off of BJ's Wholesale Club, Inc., the conversion of Waban's convertible subordinated debt to common stock and the refinancing of $112 million of other corporate debt.

         On a pro forma basis, giving effect to the spin-off of BJ's Wholesale Club, Inc., net income for fiscal 1997 would have been $17.8 million, or $0.47 per diluted share, before a third quarter store-closing charge of $27.0 million, or $16.3 million net of tax. After the charge, HomeBase pro forma net income totaled $1.5 million, or $0.04 per diluted share, compared with pro forma net income of $21.4 million, or $0.56 per diluted share, in the previous fiscal year. The pro forma amounts are based on management's good faith estimate of operating performance had HomeBase been a stand-alone company prior to the spin-off of BJ's Wholesale Club, Inc., and reflect reductions in administrative expenses and interest costs for periods prior to the spin-off.

         The company ended the year with a strong balance sheet that included $50.1 million in cash and marketable securities, debt of $116.0 million and stockholders' equity of $359.7 million.

Strategic Direction

         Convenience, superior customer service and a wide variety of home improvement products at competitive prices are all very important to our customers. Our remodel format delivers just that. A centrally located design area makes our remodeled HomeBase stores more inviting to casual do-it-yourselfers. At the same time we provide our professional customers easy access to lumber and building materials through a separate contractor's entrance. We have seen the remodel formula work quite well by improving sales and store selling margins. We are on schedule to complete 16 of the 17 remaining stores in the remodel program by April and should begin to realize the benefits in the second quarter of 1998, as we enter the company's peak spring and summer selling season.

         To help finance our new strategic initiatives, the company sold $100 million, 5.25% convertible subordinated seven-year notes in November 1997, through a rule 144A/regulation S offering. The notes are non-callable for three years and convertible into shares of HomeBase, Inc. common stock at $10.22 per share. The notes have subsequently been registered with the Securities and Exchange Commission and are rated B- by Standard and Poor's, which gave the company a corporate rating of B+.

Looking Ahead

         In 1997, we took significant steps to lay the groundwork for the future of HomeBase and we continue to focus our efforts on building relationships with customers, team members, vendors and stockholders in 1998. In addition to providing extensive and ongoing training for our team members, we are implementing a new point-of-sale system to improve efficiency and customer service. With virtually all stores in the same format, a new brand-identity advertising campaign is being launched in tandem with innovative new techniques in direct and database marketing.

         Beyond our internal efforts, several favorable external factors bode well for HomeBase. Demographic and lifestyle changes such as maturing baby boomers, the increase in home-centered activities and aging housing stock are creating demand for home improvement products and services. Industry sources estimate that the overall market for home improvement products in the United States will exceed $148 billion in 1998, with particularly strong population and industry growth expected in the western United States.

         HomeBase is the most competitively impacted warehouse-style home improvement retailer in the industry. Approximately 95% of our stores have at least one "big box" home improvement store nearby. At the same time new competition was entering our markets, Southern California was in a deep recession and, until 1997, endured six continuous years of housing price declines. While these factors impeded our ability to achieve growth in sales and operating income, we successfully met these challenges and maintained HomeBase as a profitable business. Recently, we acted swiftly and strategically to pursue a more aggressive growth track and ensure HomeBase is competitively positioned to take full advantage of the opportunities that lie ahead. With interest rates holding at modest levels, a strong economy and an improving real estate market in Southern California, HomeBase has the opportunity to build lasting value for its stockholders.

         We offer our personal thanks to all of our hardworking team members, and to our vendors, customers and investors whose confidence and support continue to be the driving force behind the success of HomeBase.

Sincerely,
Allan Sherman
President and Chief Executive Officer

Herbert J. Zarkin
Chairman of the Board

April 3, 1998

The forward-looking statements in this annual report involve risks and uncertainties that could cause results to differ materially from those expressed. Such risks and uncertainties include, but are not limited to, the company's ability to execute its accelerated store-opening plan, the competitive marketplace and the factors set forth under the heading "Risk Factors" in the company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, and in the company's other filings with the Securities and Exchange Commission.

Call Out under President's Picture
"... HomeBase is competitively positioned to take full advantage of the opportunities that lie ahead."
 -D Allan Sherman
- Herbert J. Zarkin

Page 4&5
Building Relationships With Team Members

         HomeBase's ability to satisfy customers stems directly from our greatest asset: our team members. HomeBase University provides our team members with an extensive ongoing training curriculum. Many are skilled tradespeople combining extensive career experience with our educational programs to help every HomeBase store put the best staff on the sales floor each day.

         In fact, it is our policy to have team members spend as much time as possible on the sales floor to help our customers. At HomeBase, our relationships with our team members are dedicated to mutual success. This goodwill creates a positive workplace with a strong team, and in turn, enhances the shopping experience for our customers.

Page 4
SideBars

Contractors - Professional contractors account for nearly 30% of HomeBase sales. To accommodate these important customers we provide a separate entrance and full-service contractor desks staffed with highly trained team members.

Customers - From helping customers find exactly what they're looking for, to explaining all the available choices and providing "how to" installation instructions - HomeBase team members are eager to help with any do-it-yourself project.

Building Relationships With Customers

         HomeBase is dedicated to satisfying our customers - our success depends on it. Whether we are serving a do-it-yourselfer or a contractor, our focus is always on customer service. Currently, the strong economy in the western United States presents HomeBase with an excellent opportunity for growth, particularly in Southern California, where the new and remodel housing markets are both projected to grow significantly. We are leveraging these opportunities by building the HomeBase brand and promoting the benefits of our remodeled store format through innovative advertising and direct marketing campaigns.

         Professional contractors and other commercial customers continue to be a major focus of our business. We provide these customers with ease of shopping through full-service contractor desks, fax and phone ordering, order assembly for pick-up or job-site delivery, special entrances, and early morning hours, as well as competitive pricing. Our services help make these customers a major revenue source for HomeBase, representing approximately 30% of our business.

Side Bar

The HomeBase Paint Center

In addition to the wall and floor covering areas of the Design Center, each HomeBase includes a Paint Center. This area features a wide variety of painting products for both interior and exterior projects. A computerized color matching system allows customers to choose from an infinite variety of colors. Customers can try different combinations in the store to find the perfect match for their project. Our team members provide interior design consulting, product samples, paint mixing, "how-to" instructions, delivery and installation services.

Page 6&7

Building Relationships With Vendors

         At HomeBase, vendors are essential partners in our success. We work closely with them to provide the best products at competitive prices. Ongoing efforts have helped create innovative product merchandising in every aisle of our remodeled stores. The Design Centers feature the latest fashionable products
- from cabinetry and counter tops to window and floor coverings. This attracts customer add-on sales, benefiting HomeBase and its suppliers.

         Our process of working with vendors is streamlined to maximize efficiencies. Electronic Data Interchange (EDI) permits the company and its vendors to save money and minimize errors by electronically transmitting advance shipment notices, purchase orders and invoicing information. This enables our team members to minimize administrative tasks and spend more time helping customers. Vendors support HomeBase and its team members with special training programs, competitive volume purchasing, innovative product offerings and co-operative advertising and merchandising programs.

Side Bar

The HomeBase Lighting Center

         Centrally located to attract customer interest the Lighting Center is used as a backdrop to the Design Center. Presentation is visually appealing with the latest products featured, including light fixtures, free-standing lamps, ceiling fans, and stylish accessories. Customers use the Lighting Center in conjunction with the Design Center as a resource for their remodeling, new home and contractor projects.

Building Relationships
With Stockholders

         HomeBase is effectively competing in our markets by providing improved customer service, a wide selection of product solutions and a more complete shopping experience through our remodeled store format. In 1998, with -Dnearly all stores in the remodeled format, HomeBase will be revitalizing its brand by promoting the new look of the stores through advertising and marketing.

         In addition, the company plans to increase the pace of new store growth in order to strengthen our market position in the western United States. Store growth in existing and contiguous markets will leverage distribution and overhead expenses and position HomeBase for improved profitability. Solid relationships with our team members, vendors and customers enable us to build upon our successful business model and help create long-term value for HomeBase stockholders.

Page 7

Side Bar

At HomeBase, we have improved special order and add-on sales by providing excellent customer service and a pleasant shopping experience. Our customers can utilize in-store computer aided design and interior design consulting services. Our design team members are even available for in-home consultations.

Officers and Directors

Company Officers

Herbert J. Zarkin
Chairman of the Board

Allan P. Sherman
President and Chief Executive Officer

Thomas F. Gallagher
Executive Vice President, Store Operations

William B. Langsdorf
Executive Vice President and Chief Financial Officer

Scott L. Richards
Executive Vice President, Merchandising

David R. Kenshol
Senior Vice President, Marketing/Advertising

Edward J. Weisberger
Senior Vice President, Finance

Michael K. Ace
Vice President, Merchandising

Richard C. Campagna
Vice President, Operations - Region 1

Stephen E. Capasso
Vice President, Merchandising

Richard J. Dickenson
Vice President, Operations

William R. Hagen
Vice President, Finance

William H. Huser
Vice President, Operations - Region 3

Peter A. Hutt
Vice President, Treasurer

James A. Orr
Vice President, Management Information Systems

John L. Price
Vice President, General Counsel and Secretary

Henry G. Ragin
Vice President, Merchandising

Randy L. Sargent
Vice President, Operations -D Region 2

David A. Swanberg
Vice President, Finance

Constance J. Tolleson
Vice President, Human Resources

Dave L. Weigel
Vice President, Real Estate Development

Patrick T. Young
Vice President, Merchandising

Board of Directors

Herbert J. Zarkin
Chairman of the Board, HomeBase, Inc.

John D. Barr
President and Chief Operating Officer, Quaker State Corporation

Arthur F. Loewy
Former Chief Financial Officer and Executive Vice President of Zayre Corp.

Allan P. Sherman
President and Chief Executive Officer, HomeBase, Inc.

Lorne R. Waxlax
Former Chairman of the Board of Waban Inc. and Former
Executive Vice President of The Gillette Company

Edward J. Weisberger
Senior Vice President, Finance, HomeBase, Inc.

Inside Back Cover
Annual Meeting

         The Annual Meeting of Stockholders will be held on Thursday, May 21, 1998 at 10 a.m. in the offices of Gibson Dunn & Crutcher LLP, 4 Park Plaza, Irvine, California. The Board of Directors extends a cordial invitation to all stockholders to attend.

Registrar and Stock Transfer Agent
First Chicago Trust Company of New York
PO Box 2500
Jersey City, New Jersey 07303-2532
Phone: (201) 324-1644

Auditors
Coopers & Lybrand L.L.P.
Los Angeles, California

Outside Counsel
Gibson Dunn & Crutcher LLP
Los Angeles, California

Form 10-K
This annual report is designed to be read in conjunction with the enclosed copy of the company's Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission. If the company's Form 10-K is not enclosed, a copy is available at no charge through the investor relations department at HomeBase's corporate headquarters.

Common Stock Listing
The common stock is traded on the New York Stock Exchange under the symbol of "HBI".

Investor Inquiries
For additional information on the company please contact:

Suki Shattuck
Director of Investor Relations
3345 Michelson Drive
Irvine, California 92612
Phone:   (949) 442-5448
Fax:     (949) 442-5779
Email:   sshattuc@homebase.com